Exhibit 99.1

Alexco Announces Increase to Previously Announced Bought Deal Flow Through Equity Financing to C$7 Million

VANCOUVER, May 15, 2017 /CNW/ - Alexco Resource Corp. (TSX:AXR, NYSE-MKT:AXU) ("Alexco" or the "Company") is pleased to announce that, due to increased demand, it has entered into an amended agreement with an underwriter (the "Underwriter"), pursuant to which the Underwriter has agreed to purchase, on a bought deal basis 3,255,820 flow-through common shares (the "Flow-Through Shares") at a price of C$2.15 per Flow-Through Share for aggregate gross proceeds of C$7,000,013 (the "Underwritten Offering"). In addition, the Company will grant the Underwriter an over-allotment option, exercisable prior to the closing of the Underwritten Offering, to purchase from the Company, Flow-Through Shares to raise additional proceeds of up to C$2,042,500 (the "Over-Allotment Option", and together with the Underwritten Offering, the "Offering").

The Underwriter will receive a cash commission on the sale of the securities, representing 6% of the aggregate gross proceeds raised, including that number of broker warrants ("Broker Warrants") as is equal to 3% of the number of Flow-Through Shares sold under the Offering. Each Broker Warrant shall be exercisable for one common share of the Company at a price of C$2.15 at any time up to 24 months after closing.

The net proceeds from the sale of the Flow-Through Shares will be used for expenditures on the Company's Keno Hill District exploration properties, which qualify as Canadian exploration expenses (within the meaning of the Income Tax Act (Canada)). The Company will renounce such Canadian exploration expenses with an effective date of no later than December 31, 2017. With completion of this Offering, the Company is fully funded for all planned 2017 expenditures.

Closing of the Offering is anticipated to occur on or around May 30, 2017 and is subject to certain conditions including, but not limited to, the receipt of all applicable regulatory approvals including approval of the Toronto Stock Exchange and the NYSE-MKT LLC.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the proposed Offering, anticipated closing of the Offering, potential exercise by the Underwriter of the Over-Allotment Option, anticipated use of proceeds, and future exploration and development activities.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to conditions precedent to closing of the Offering, including regulatory approval of the Offering, not being satisfied in a timely manner or at all; risks related to Alexco's ability to raise additional capital; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the Offering will be obtained in a timely fashion, that the conditions precedent to completion of the Offering will be fulfilled so as to permit the Offering to be completed on or about May 30, 2017, that the Company will be able to raise additional capital that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2017/16/c4715.html

%CIK: 0001364128

For further information: Clynton R. Nauman, President and Chief Executive Officer, Mike Clark, Chief Financial Officer, Phone: (604) 633-4888, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 02:00e 16-MAY-17